THE FUTURE DIMENSIONS VARIABLE ANNUITY

A FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED
AND VARIABLE ANNUITY CONTRACT
issued by
Security Life of Denver Insurance Company
and its
Security Life Separate Account S-A1

Supplement Dated June 14, 2010

This supplement updates and amends certain information contained in your prospectus dated October 1, 2004, and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference.

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IMPORTANT INFORMATION ABOUT THE ING VAN KAMPEN
EQUITY AND INCOME PORTFOLIO

Effective June 1, 2010, the name of the subadviser of the ING Van Kampen Equity and Income Portfolio changed from Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen) to Invesco Advisers, Inc. Accordingly, the name of the subadviser for this portfolio that appears in the prospectus supplement effective as of April 30, 2010, is revised to reflect this change.

IMPORTANT INFORMATION ABOUT THE
ING WELLS FARGO OMEGA GROWTH PORTFOLIO

Effective on or about June 14, 2010, the ING Wells Fargo Omega Growth Portfolio will be renamed ING Large Cap Growth Portfolio and ING Investment Management Co. will replace Wells Capital Management, Inc. as subadviser. Accordingly, all references in the prospectus supplement effective as of April 30, 2010, to ING Wells Fargo Omega Growth Portfolio are replaced with ING Large Cap Growth Portfolio and the name of the subadviser for this portfolio that appears in said supplement is revised to reflect the name of the new subadviser.